UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-3136

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This document contains 6 pages. The exhibit index is located on page 5.

Adoption of Rights Plan

On September 28, 2005 the Board of Directors of Tsakos Energy Navigation Limited (the “Company”) declared a dividend distribution of one Right for each outstanding Common Share, $1.00 par value (each, a “Common Share”), of the Company to shareholders of record at the close of business on October 10, 2005. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Shares, par value $1.00 per share, of the Company (the “Preferred Shares”), or a combination of securities and assets of equivalent value, at a Purchase Price of $127 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and The Bank of New York, as Rights Agent.

Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and a “Distribution Date” will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (other than certain existing shareholders who already own more than 15% of the outstanding Common Shares) (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the “Share Acquisition Date”), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, or certain existing shareholders who already own more than 15% of the outstanding Common Shares) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, or any successor provision thereto, if upon consummation thereof, such Person would become an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after October 10, 2005 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 10, 2015, unless the Rights Agreement is extended by the Board by amendment to the Rights Agreement, unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued after October 10, 2005 and prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

2

Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-hundredth of a Preferred Share (a “Preferred Share Fraction”). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company. In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share (i.e., 100 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $120 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $240 worth of Common Shares (or other consideration, as noted above) for $120. Assuming that the Common Shares had a per share value of $60 at such time, the holder of each valid Right would be entitled to purchase four Common Shares for $120. Alternatively, the Company could permit the holder to surrender each Right in exchange for shares or cash equivalent to two Common Shares (with a value of $120) without the payment of any consideration other than the surrender of the Right.

In the event that, at any time following the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Shares of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

3

The Purchase Price payable, and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect the effect of any stock split, stock dividend or any similar transaction.

At any time until the close of business on the tenth business day following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment. That ten business day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

At least once every three years, a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company or in the event of redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board so long as the rights are redeemable by the Board except to reduce the redemption price. After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.

4

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an Exhibit hereto and is incorporated herein by reference.

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-110495) filed with the SEC on November 14, 2003;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

EXHIBIT INDEX

1.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

TSAKOS ENERGY NAVIGATION LIMITED

By:	NIKOLAS P. TSAKOS
Nikolas P. Tsakos
President and Chief Executive Officer